08006225

FOSTER'S
GROUP

ASX RELEASE

SEC
Mail Processing
Section

DEC 09 2008

Washington, DC
103

The following release was made to the Australian Securities Exchange Limited today:

"Notification of Molson Coors Brewing Company Interest"

Released: 6 November 2008

Pages: 2
(including this page)

SUPPL

PROCESSED
DEC 16 2008
THOMSON REUTERS

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

6 November 2008

NOTIFICATION OF MOLSON COORS BREWING COMPANY INTEREST

Foster's Group Limited (Foster's) advises that it has been informed that the principal party behind the substantial shareholding in the Company announced by Deutsche Bank on 25 September 2008 is Molson Coors Brewing Company.

Foster's has not been informed of the precise extent of Molson Coors' interest in the Company nor their intentions with respect to that interest.

Further information:

Media
Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"New Constitution"

Released: 6 November 2008

Pages: 39
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

6 November 2008

Australian Securities Exchange
Companies Announcement Office
Exchange Centre
Level 1, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

At the recent Annual General Meeting shareholders approved the adoption of the new Constitution together with the inclusion of a Proportional Takeover Provision into the Constitution as Rule 7.5.

Attached is the consolidated new Constitution of the Company.

Yours faithfully,

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

CONSTITUTION OF
FOSTER'S GROUP LIMITED

Adopted 29 October 2008.

CONTENTS

Company Limited by Shares

CONSTITUTION

OF

FOSTER'S GROUP LIMITED

1 PRELIMINARY

The name of the Company is Foster's Group Limited. The Company is a public company limited by shares. The liability of members is limited. The replaceable rules contained in the Act do not apply to the Company and are replaced by the Rules set out in this document, which is the Constitution of the Company.

2 INTERPRETATION

2.1 Definitions

Unless the contrary intention appears in this Constitution:

"**Act**" means the Corporations Act 2001 (Cth).

"**Alternate Director**" means any person appointed in accordance with these Rules to act as an alternate of a Director.

"**ASX**" means ASX Limited.

"**Board**" means the directors for the time being of the Company or those of them who are present at a meeting at which there is a quorum, and reference to "the directors" shall be construed as references to the Board unless the context otherwise requires.

"**Chairman**" means the Chairman of the Board.

"**Chief Executive Officer**" means any person appointed to perform the duties of chief executive officer of the Company by whatever name called.

"**Company**" means Foster's Group Limited ABN 49 007 620 886.

"**Constitution**" means this Constitution as amended from time to time.

"**Deputy Chairman**" means any person appointed as Deputy Chairman of the Board.

"**Listing Rules**" means the Listing Rules of ASX as they apply to the Company.

"**Meeting**" means a meeting of members or directors, as the case may be, duly called and properly constituted in accordance with this Constitution and the Act, and includes any adjournment of any such meeting.

"**Member Present**" means a member present at any Meeting of the Company in person or by proxy or attorney or, in the case of a corporation, by a duly appointed Representative or, except for the purpose of determining whether there is a quorum present at a Meeting, a member who has duly lodged a valid direct vote in relation to the Meeting under **Rule 13.1(b)**.

"**Representative**" means a representative appointed by a member pursuant to the Act.

"**Restricted Securities**" has the meaning ascribed to that term in the Listing Rules.

"**Restriction Agreement**" has the meaning ascribed to that term in the Listing Rules.

"**Seal**" means the common seal of the Company and includes any duplicate common seal of the Company.

"**Securities**" includes shares, units of shares, rights to shares, options to acquire shares, instalment receipts and other securities with rights of conversion to equity in the capital of the Company.

2.2 Interpretation Generally

(a) Unless the context indicates otherwise, words and phrases which are given a meaning by the Act have the same meaning in this Constitution.

(b) A reference to the Act or any statute or regulations, or any provision of them, includes any modification or re-enactment of it.

(c) A reference to the Listing Rules includes any variation, consolidation or replacement of those rules as they apply to the Company from time to time (including the effect of any waiver or exemption granted by ASX).

(d) Unless the contrary intention appears:

(i) words importing the singular include the plural and vice versa;

(ii) words importing any gender include all genders;

(iii) the term "person" or words importing persons include bodies corporate;

(iv) a reference to writing includes any mode of representing or reproducing words in tangible and permanently visible form, and includes electronic and facsimile transmission;

(v) if a word or phrase is defined, cognate words and phrases have a corresponding definition; and

(vi) headings do not affect the construction of this Constitution.

3 SECURITIES

3.1 Issue of Securities

Subject to this Constitution and any special rights conferred on the holders of any existing Securities or class of Securities in the Company, Securities in the Company may be issued, granted or otherwise disposed of by the directors in such manner as they think fit with such preferred, deferred or other special rights or such restrictions as to dividends, voting, return of capital, payment of calls, distribution of assets or otherwise, to such persons and on such terms and conditions as the directors determine.

3.2 Modification of Class Rights

(a) Subject to the Act, if at any time the capital is divided into different classes of Securities, the rights attached to any class (unless otherwise provided by the terms of issue of the Securities of that class) may, whether or not the Company is being wound up, be varied or abrogated with the sanction of a special resolution passed at a separate Meeting of the holders of the issued Securities of that class or with the consent in writing of the holders of three-quarters of the issued Securities of that class.

(b) The provisions of the Act and this Constitution relating to special resolutions and Meetings shall be deemed to apply so far as they are capable of application (the necessary changes being made) to every special resolution and Meeting referred to in **Rule 3.2(a)** except that the quorum at any such Meeting shall be Members Present holding or representing one-fifth (1/5) of the issued Securities of that class.

3.3 Preference Shares

(a)

(i) The Company may issue preference shares including preference shares which are, or at the option of the Company are, liable to be redeemed.

(ii) Each preference share confers on the holder a right to receive a preferential dividend at the rate, on the basis and on the terms as to redemption (if redeemable) decided by the directors under the terms of issue.

(iii) In addition to the preferential dividend, each preference share may participate with the ordinary shares in profits if and to the extent the directors decide under the terms of issue.

(iv) The preferential dividend may be cumulative if and to the extent the directors decide under the terms of issue.

(v) Each preference share confers on its holder the right, in priority to the payment of any dividend on any other class of shares, to the preferential dividend.

(vi) Each preference share confers on its holder the right in a winding up and on redemption to payment in priority to any other class of shares of:

(A) the amount of any dividend accrued but unpaid on the share at the date of winding up or the date of redemption; and

(B) any amount paid on the share.

(vii) A preference share does not confer on its holder any right to participate in the profits or property of the Company except as set out in this Rule.

(viii) To the extent the directors decide under the terms of issue, a preference share may confer a right to a bonus issue or capitalisation of profits in favour of holders of those shares only.

(ix) A preference share does not entitle its holder to vote at any Meeting except in the following circumstances:

(A) on a proposal to reduce the share capital of the Company;

(B) on a proposal that affects the rights attached to the share;

(C) on a proposal to wind up the Company;

(D) on a proposal for the disposal of the whole of the property, business and undertaking of the Company;

(E) on a resolution to approve the terms of a buy back agreement;

(F) during a period in which a dividend or part of a dividend on the share is in arrears; or

(G) during the winding up of the Company.

(b) The rights attaching to the preference shares may only be varied or abrogated in accordance with **Rule 3.2**.

(c) The issue of any Securities which rank in priority to the preference shares in any respect shall be deemed to be a variation or abrogation of the rights of the preference shares but the issue of any Securities ranking equally with the preference shares shall be deemed not to be a variation or abrogation of any of the rights of the preference shares if those Securities may not be redeemed until all the existing preference shares have been redeemed or converted.

(d) The rights conferred upon the holders of the Securities of any class issued with preferred or other rights shall unless otherwise expressly provided by the terms of

issue of the Securities of that class be deemed not to be varied or abrogated by the creation or issue of further Securities ranking equally with those Securities.

3.4 Commission and Brokerage

(a) The Company may make payments by way of brokerage or commission to a person in consideration for the person subscribing or agreeing to subscribe, whether absolutely or conditionally, for Securities in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for Securities in the Company.

(b) The brokerage or commission may be satisfied by payment in cash, by allotment of fully or partly paid Securities, by issue of debentures or a combination of all or any of such ways.

3.5 Registered Holder

(a) Except as required by law, the Company shall not recognise a person as holding a Security upon any trust.

(b) The Company is not bound by or compelled in any way to recognise (whether or not it has notice of the interest or rights concerned) any equitable, contingent, future or partial interest in any Security or (except as otherwise provided by this Constitution or by law) any other right in respect of a Security except an absolute right of ownership in the registered holder of the Security.

(c) If more than 3 persons are entered in the register of members as holders of any Securities (or a request is made to register more than 3 persons) only the first 3 persons so registered will be regarded as the holders of those Securities, and all other names will be disregarded by the Company for all purposes.

(d) In the case of the death of a member, the legal personal representatives of the deceased, where the deceased is a sole holder, shall be the only persons recognised by the Company as having any title to the Securities held by that member, and for this purpose the directors may require reasonable evidence of death.

3.6 Certificates

The Company will issue a certificate for the Securities held by a member in the circumstances prescribed by the Act.

4 LIEN ON SHARES

4.1 Lien

(a) The Company shall have a first and paramount lien and charge on the Securities registered in the name of a member:

(i) where the Company has issued partly paid Securities and a call is due but unpaid on those Securities, or where the issue price of Securities is

payable by instalment and an instalment is due but unpaid on those Securities;

(ii) if the Securities were acquired under an employee incentive scheme however described and an amount is outstanding in relation to them; or

(iii) where the Company is required by law to pay (and has paid) an amount in respect of the Securities whether by way of taxation or otherwise.

(b) In each case, the lien extends to all dividends from time to time payable in respect of the Securities and to interest (at such rate as the directors may determine) and expenses incurred because the amount is not paid.

(c) The Company may do all such things as may be necessary or appropriate to protect any lien, charge or other right to which it may be entitled under any law or this Constitution.

(d) Nothing in this Constitution prejudices or affects any right or remedy which any law may confer or purport to confer on the Company, and as between the Company and every member, the member's executors, administrators and estate, any such right or remedy shall be enforceable by the Company.

(e) The directors may at any time, exempt a Security wholly or in part from the provisions of this **Rule 4**.

4.2 Enforcement of Lien

(a) Subject to **Rule 4.2(b)**, the directors may sell Securities subject to a lien for the purpose of enforcing the lien, without consent of the holder of the Securities or any other person.

(b) Securities over which the Company has a lien cannot be sold under **Rule 4.2(a)** unless:

(i) a sum in respect of which the lien exists is presently payable; and

(ii) the Company has, at least 14 days before the date of sale, given to the registered holder for the time being of the Security or the person the Company has reason to believe is entitled to the Security by reason of death, bankruptcy or insolvency of the registered holder, notice in writing, setting out and demanding payment of that part of the amount in respect of which the lien exists as is presently payable.

(c) The Company shall apply the proceeds of any sale of Securities under **Rule 4.2(a)** in or towards satisfaction of that part of the amount in respect of which the lien exists as is presently payable, together with any interest on that amount and expenses paid or payable in connection with the enforcement of the lien and the sale of the Securities.

(d) The Company shall pay any balance of the proceeds of sale to the person the Company has reason to believe is entitled to the Securities at the date of sale.

(e) Upon any sale of Securities under this **Rule 4.2**, the directors may authorise a person to transfer the Securities sold to the purchaser of those Securities comprised in the transfer.

(f) The purchaser is not responsible in any way for the application of the purchase money.

(g) The title to the purchaser of the Securities is not affected by any irregularity or invalidity in connection with the sale of Securities under this **Rule 4.2**.

5 CALLS ON SECURITIES

5.1 Power to Make Calls

(a) The directors may, subject to any conditions of allotment, from time to time make such calls as they think fit upon the members in respect of any monies unpaid on their respective Securities.

(b) A call is deemed to have been made at the time when the resolution of the directors authorising the call was passed.

(c) Calls may be made payable by instalments.

(d) Subject to the Listing Rules, a call may be revoked, postponed or extended by the directors.

5.2 Notice of Call

(a) Notice of a call shall be sent to members upon whom a call is made in accordance with the Listing Rules or, if the Listing Rules do not apply, as determined by the directors subject to members receiving at least ten (10) business days notice or such period of notice as provided by any terms of issue affecting the relevant Securities specifying the time or times and place or places for payment.

(b) The non-receipt of a notice of a call by or the accidental omission to give notice of a call to any of the members does not invalidate the call.

5.3 Deemed Call

Subject to any notice requirements under the Listing Rules, if by the terms of issue of any Security or otherwise any amount is made payable at any fixed time or by instalments at fixed times every such amount or instalment is payable as if it were a call duly made by the directors and of which due notice had been given. In case of non-payment the provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if such sum had become payable by virtue of a call duly made and notified.

5.4 Differentiation Between Calls

On the issue of Securities the directors may differentiate between the holders as to the amount of calls to be paid and the times of payment.

5.5 Interest on Unpaid Calls

If a sum called in respect of a Security is not paid on or before the date for payment the person from whom the sum is due shall pay interest on the sum (or on so much as remains unpaid from time to time) at the rate fixed by the Penalty Interest Rates Act 1983 (Victoria) or if there is no such rate, such rate as the directors may determine calculated from the date appointed for the payment of the call until the time of actual payment. The directors may waive such interest in whole or in part.

5.6 Recovery of Unpaid Calls

(a) In the event of non-payment of any call the Company may proceed to recover the same with interest and expenses (if any) by action, suit or otherwise but such right of action, suit or otherwise is without prejudice to the right to forfeit the Security of any member so in arrears and either or both of such rights may be exercised by the directors in their discretion.

(b) On the trial of any action for the recovery of any call or of any interest or expenses upon or in respect of any call it is sufficient to prove that the name of the member sued is entered in the register of members as the holder or one of the holders of the Securities in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, that notice of such call was duly given to the registered holder of the Securities in pursuance of this Constitution or in the case of calls or instalments payable at fixed times by the terms of issue of any Security or otherwise to prove such terms and that such sum or call has not been paid. It is not necessary to prove the appointment of the directors who made the allotment or call nor the passing of the resolution nor any other matters whatsoever but proof of the matters described above is conclusive evidence of the debt.

5.7 Payment of Calls in Advance

The directors may if they think fit receive from any member all or any part of the amount unpaid on a Security although no part of that amount has been called up. The directors may authorise payment by the Company of interest upon the whole or any part of the monies so received until the amount becomes payable, at such rate as is determined by the directors. Any amount being paid in advance of calls is to be treated as an unsecured loan until a call is due and until that time is not included or taken into account in ascertaining the amount of any dividend payable upon the Securities in respect of which such advance has been made. No money received in advance of a call shall be received subject to repayment or shall be claimable by any member. The directors may at any time repay the amount so advanced upon giving to such member one month's notice in writing.

5.8 Extinguishment of Liability on Calls

Subject to the Act and the Listing Rules, the directors may at any time enter into on behalf of the Company contracts with any or all of the members holding partly paid Securities to extinguish the liability of those members to pay to the Company any amount unpaid on the Securities held by them.

6 JOINT HOLDERS

Where 2 or more persons are registered as the holders of a Security, they shall be deemed to hold it as joint tenants with rights of survivorship, subject to the provisions of this Constitution as to joint shareholdings and the following provisions:

(a) they and their respective legal personal representatives shall be deemed to be jointly and severally liable to pay all calls, interest or other amounts payable in respect of the Security;

(b) subject to **Rule 6(a)**, on the death of any one of them, the survivor or survivors shall be the only person or persons whom the Company shall be required to recognise as having any title to the Security, and for this purpose the directors may require reasonable evidence of death; and

(c) any one of them may give effectual receipts for any dividend, interest or other amounts payable in respect of the Security.

7 TRANSFER OF SECURITIES

7.1 Form of Transfers

(a) Subject to this Constitution, a member may transfer all or any of the member's Securities in any manner approved by the Board and permitted by the Act.

(b) The transferor remains the holder of the Securities and a member in respect of those Securities until the name of the transferee is entered in the register of members.

7.2 Directors' Power to Decline to Register

The directors may, unless prohibited by the Act or the Listing Rules, decline to register a transfer of shares in the Company. The decision of the directors relating to the registration of a transfer is absolute.

7.3 Closure of Transfer Books and Register

Subject to the provisions of the Act and the Listing Rules, the transfer books and the register of members may be closed during such time (not exceeding in aggregate 30 business days in each year) as the directors think fit.

7.4 Instruments of Transfer Retained

An instrument of transfer (if any) which is registered may be retained by the Company for any period the directors decide, after which the Company may destroy it.

7.5 Approval Required for Proportional Takeover Bid

(a) Where offers have been made under a proportional takeover bid (in this **Rule 7.5** referred to as a "bid") for Securities:

(i) the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until a resolution (in this **Rule 7.5** referred to as an "approving resolution") to approve the bid is passed in accordance with the provisions of this Constitution;

(ii) a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held bid class Securities is entitled to vote on an approving resolution;

(iii) the approving resolution must be voted on at a Meeting of the persons entitled to vote on the resolutions, convened and conducted by the Company, and the provisions of this Constitution that apply to a general Meeting apply, with such modifications as the directors decide are required in the circumstances; and

(iv) an approving resolution that has been voted on is taken to have been passed if the number of votes in favour of the resolution is greater than 50%, and otherwise is taken to have been rejected.

(b) To be effective, an approving resolution in relation to a bid must be passed before the 14th day before the last day of the bid period.

(c) If no resolution to approve the bid has been voted on in accordance with this **Rule 7.5** as at the end of the day specified in **Rule 7.5(b)**, a resolution to approve the bid is taken, for the purposes of this **Rule 7.5**, to have been passed in accordance with those provisions.

(d) This **Rule 7.5** ceases to apply at the end of three years following the date of adoption or last renewal of this **Rule 7.5**.

8 TITLE OF SECURITIES ON DEATH OF MEMBER

On the death of a member, the survivor or survivors, where the deceased was a joint holder, and the legal personal representative of the deceased where the deceased was a sole holder, shall be the only persons required to be recognised by the Company as having any title to the Securities registered in the deceased's name. Nothing in these Rules releases the estate of a deceased joint holder from any liability in respect of any Security which has been jointly held with any other person.

9 TRANSMISSION OF SECURITIES

9.1 Death or Bankruptcy

A person becoming entitled to a Security in consequence of the death or bankruptcy of a member or a vesting order may, upon producing such evidence as is properly required by the directors to establish such entitlement, be registered as the holder of the Security.

9.2 Estates

Subject to **Rule 3.5**, a person lawfully administering the estate of a member under the provisions of a law relating to mental health or the administration of the estates of patients or infirm persons may, upon producing such evidence as is properly required by the directors in that regard, either be registered as the holder of the Security or subject to the provisions of this Constitution as to transfers, transfer the Security to some other person nominated by that person.

9.3 Effect of Death, Bankruptcy or Infirmity

(a) A person entitled to be registered as a member in respect of a Security by transmission is, upon the production of such evidence as may be required by the directors, entitled to the same dividends and other advantages, and to the same rights and obligations (whether in relation to Meetings, or to voting, or otherwise), as the registered holder would have been.

(b) Where 2 or more persons are jointly entitled to any Security in consequence of the death of the registered holder they are deemed to be joint holders of the Security.

10 FORFEITURE

10.1 Notice Regarding Forfeiture

(a) If any member fails to pay any call or instalment of a call or any money payable under the terms of allotment of a Security on or before the day appointed for payment of the same, the directors may at any time thereafter, during such time as the call, instalment or other money remains unpaid, serve a notice on such member requiring payment of the same, together with any interest that may have accrued, and any expenses that may have been incurred by the Company by reason of such non-payment.

(b) The notice shall specify a date and time (not being less than 10 business days from the date of the notice) and a place or places, on and at which the amount payable under **Rule 10.1(a)** must be paid. The notice shall also state that in the event of non-payment of all of such monies on or before the time and at the place appointed, the Securities in respect of which such payment is due will be liable to be forfeited.

10.2 Forfeiture

(a) If the requirements of any notice served under this **Rule 10** are not complied with, any Security in respect of which such notice has been given, may at any time thereafter, before payment required by the notice has been made, be forfeited by a resolution of the directors to that effect. Such forfeiture will include all dividends declared in respect of the forfeited Securities, and not actually paid prior to the forfeiture.

(b) When any Security has been so forfeited, notice of the resolution will be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture and the date of such forfeiture will as soon as practicable be made in the register of members.

(c) Any Securities so forfeited will be deemed to be the property of the Company, and the directors may hold, sell, re-allot or otherwise dispose of such Securities in such manner as they may think fit.

(d) In the event of any Securities being forfeited and sold, any residue after the satisfaction of the monies due and unpaid in respect of such Securities and accrued interest and expenses, will be paid to the person forfeiting or the person's representatives or as the person forfeiting or the person's representatives may direct.

(e) The Company may receive the consideration, if any, given for a forfeited Security on any sale or disposition of it, and may execute a transfer of the Security in favour of the person to whom the Security is sold or disposed and the person will then be registered as the holder of the Security, and will not be responsible for the application of the purchase money, if any, nor will the person's title to the Security be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, or disposal of the Security.

(f) The directors may, at any time before any Security so forfeited has been sold, re-allotted, or otherwise disposed, annul the forfeiture upon such conditions as they may think fit.

(g) Any member or the representative of a deceased member whose Securities have been forfeited will, notwithstanding, be liable to pay, and will immediately pay, to the Company all calls, instalments, interest and expenses, owing on or in respect of such Securities at the time of the forfeiture, together with interest from the time of forfeiture until payment, at the rate specified in **Rule 5.5** and the directors may enforce the payment of all or part of such monies if they think fit, but will not be under any obligation so to do.

(h) The provisions of this Constitution as to forfeiture will apply in the case of non-payment of any sum which, by the terms of issue of a Security, becomes payable at a fixed time, whether on account of the amount of the Security or otherwise, as if such sum had been payable by virtue of a call duly made and notified.

10.3 Surrender of Securities

The directors may accept the surrender of any fully paid Securities by way of compromise of any question as to the holder being properly registered in respect of that Security. Any Security so surrendered may be disposed of by the directors in the same manner as a forfeited Security.

10.4 Evidence of Ownership

In the event of the re-allotment, sale or disposal of a forfeited or surrendered Security, a statutory declaration in writing declaring that the declarant making the statement is a director or secretary of the Company and that the Security has been duly forfeited or surrendered in accordance with this Constitution, shall be conclusive evidence of the facts stated as against all persons claiming to be entitled to the Security.

10.5 Cancellation of Forfeited Shares

Subject to the Act and the Listing Rules the Company may cancel any shares forfeited under this **Rule 10**.

11 SALE OF NON-MARKETABLE PARCELS

11.1 Power to Sell Non-Marketable Parcels

(a) Subject to the Act and the Listing Rules, the Company may sell the Security holdings of a member who holds less than a marketable parcel of Securities in the Company in the manner prescribed by this **Rule 11**. Subject to **Rule 11.1(b)**, this **Rule 11** may be invoked only once in any twelve (12) month period.

(b) If a takeover bid is announced before an agreement for the sale of Securities is entered into, this **Rule 11** will cease to have effect and will begin to have effect once more after the close of the offer period under the takeover bid.

11.2 Notice

(a) The Company must not sell the Securities of a member unless it has, not less than 42 days prior to the sale, given a notice in writing to the member:

(i) explaining that the Company intends to sell the member's Security holding; and

(ii) advising that the member may elect to retain the holding (a form of election for that purpose must be sent with the notice).

(b) Before a sale is effected under this **Rule 11**, the directors may revoke a notice given or suspend or terminate the operation of this Rule either generally or in specific cases.

11.3 Procedure

(a) If, at the time and on the date specified in the notice given under **Rule 11.2**:

(i) the Company has not received a notice from the member electing to be exempt from the provisions of this Rule; and

(ii) the member has not increased his or her parcel to a marketable parcel,

then the member is taken to irrevocably appoint the Company as agent to do anything in **Rule 11.3(b)**.

(b) The Company may:

(i) sell the shares constituting less than a marketable parcel as soon as practicable in the ordinary course of trading on the stock exchange conducted by ASX;

(ii) effect all transfers and execute all deeds or other documents or instruments necessary to transfer the Securities to the transferee; and

(iii) deal with the proceeds of sale in the manner set out under **Rule 11.4**.

(c) The validity of the sale or other disposal under this **Rule 11** shall not be impeached by any person and the remedy of any person aggrieved by the sale or other disposal shall be in damages only and against the Company exclusively. The title of the transferee to Securities sold pursuant to this Rule shall not be affected by any irregularity or invalidity in connection with the sale or disposal of the Securities to the transferee.

11.4 Sale Consideration

(a) The Company shall receive the consideration (if any) in respect of the sale or disposal of Securities pursuant to this Rule. The proceeds of any sale or other disposal of Securities shall be paid to the member or as the member may direct. The Company shall bear all costs as a result of the sale or disposal of Securities pursuant to this Rule.

(b) Payment by the Company of any proceeds under this Rule shall be at the risk of the member to whom it is sent.

(c) Until the proceeds of any sale or other disposal of Securities under this Rule are claimed or otherwise dealt with in accordance with the law, the directors may invest or use those proceeds in any other way for the benefit of the Company.

11.5 Certificates

A certificate in writing under the hand of any two directors or of any one director and secretary of the Company that the procedures outlined in this **Rule 11** are complied with is sufficient evidence of the facts stated as against all persons claiming to be entitled to such Securities and to the right and title of the Company to dispose of such Securities.

12 MEETINGS OF MEMBERS

12.1 Convening and Notice of Meetings

(a) A Meeting may only be called:

(i) by a directors' resolution; or

(ii) as otherwise provided in the Act.

(b) Notice of any Meeting must be given to each person who, at the time of giving the notice, is a member, auditor or director of the Company, in the manner provided in this Constitution and in accordance with the Act.

(c) The accidental omission to give notice of any Meeting to or the non-receipt of any such notice by any person entitled to receive the notice shall not invalidate the proceedings at, or any resolution passed at, any such Meeting.

(d) Unless the Act provides otherwise, no business may be transacted at a Meeting unless the general nature of the business is stated in the notice calling the Meeting.

(e) Except with the approval of the directors or the Chairman of the Meeting, no person may move an amendment to a proposed resolution set out in the notice calling the Meeting or a document which relates to such a resolution.

12.2 Cancellation and Postponement of a Meeting

The directors may cancel or postpone a proposed Meeting prior to the date on which it is to be held, except where the cancellation or postponement would be contrary to the Act. The directors may give notice of cancellation or postponement as it thinks fit (including by giving notice to the ASX), but any failure to give such notice does not invalidate the cancellation or postponement or any resolution passed at a postponed Meeting.

12.3 Quorum at Meetings

(a) Five (5) Members Present shall be a quorum for a Meeting.

(b) No business shall be transacted at any Meeting unless the requisite quorum is present at the commencement of the Meeting.

12.4 Lack of Quorum at Meetings

If within 30 minutes after the time appointed for the holding of a Meeting a quorum is not present at that Meeting, the Meeting if convened upon the requisition of members or for the purpose of winding up the Company voluntarily, is dissolved but in any other case it stands adjourned to the same day in the next week (or if that day is not a business day, then the first business day thereafter) at the same time and place or to such other day, time and place as the directors may by notice to the members appoint. If at such adjourned Meeting a quorum is not present within 15 minutes of the time appointed for the Meeting the members present (being not less than 2) are a quorum.

12.5 Chairman of Meeting

The Chairman shall preside at every Meeting but where the Chairman is not present within 15 minutes after the time appointed for a Meeting or is unwilling to act or has signified that he or she will not be present or willing to act, the following people shall preside as chairman of the Meeting in the following order of entitlement:

(a) the deputy Chairman;

(b) a director chosen by a majority of the directors present;

(c) the only director present; or

(d) a member present chosen by a majority of the Members Present.

12.6 Adjournment

(a) At any time during the course of the Meeting, the Chairman may adjourn the Meeting to a time and at a place the Chairman decides, but the only business that may be transacted at an adjourned Meeting is the business left unfinished at the Meeting from which the adjournment took place.

(b) Where a Meeting is adjourned for more than 40 days, at least 3 business days' notice of the adjourned Meeting shall be given in the same manner as in the case of an original Meeting.

(c) Except as provided in **Rule 12.6(b)**, it is not necessary to give any notice of any adjournment of, or the business to be transacted at, an adjourned Meeting.

12.7 Conduct of the Meeting

(a) Subject to the Act, the Chairman of a Meeting is responsible for the general conduct of the meeting and for the procedures to be adopted at the Meeting.

(b) Any decision made by the Chairman on matters of procedure is final. Any challenge to a decision must be made at the Meeting and may be determined by the Chairman whose decision is final.

(c) If any Meeting is to be terminated by the Chairman, the Chairman shall put any items of business uncompleted at the Meeting of which notice was given in the notice convening the Meeting and which required a vote at that Meeting, to the vote by poll either without discussion then and there or at such other time, at such place and in such manner as the Chairman directs. The result of any such poll on each such item of business is deemed for all purposes to be a resolution of the Meeting and is to be recorded in the minutes of that Meeting accordingly.

(d) After the Chairman of a Meeting declares the meeting to be adjourned, terminated or over, no business or question shall be brought forward, discussed or decided.

13 ENTITLEMENT TO VOTE AT MEETINGS

13.1 Right to Vote

(a) Subject to **Rule 13.1(b)**, votes may be given either personally or by proxy or by attorney under power or in the case of a corporation by its duly authorised Representative. No person is entitled to vote unless the person is a Member Present.

(b) A member who is entitled to attend and vote on a resolution at a Meeting may, where the directors so determine, vote by electronic or other means at that Meeting. Any vote so admitted is referred to as a "direct vote". The directors may, in their absolute discretion, determine the means by which a direct vote may be cast and without limiting the means for voting that may be determined by the directors, a direct vote may include a vote delivered to the Company by:

(i) post;

(ii) fax; or

(iii) other electronic means.

If the directors determine that a member may give a direct vote, the notice convening the Meeting must specify the form, method and timing of giving such a direct vote.

(c) Subject to any rights or restrictions attached to or affecting any class of Securities and to the requirements of the Listing Rules:

(i) on a show of hands, every Member Present has one vote (whether or not that person votes as a proxy); and

(ii) on a poll, every Member Present has one vote for every fully paid Security and a fraction of a vote for every partly paid Security equivalent to the proportion which the amount paid (not credited) on the Security bears to the total issue price of that Security and excludes amounts paid in advance of a call.

(d) Where a member appoints 2 proxies or attorneys to vote in respect of Securities held by the member and both are in attendance:

(i) on a show of hands, neither proxy nor attorney shall be entitled to vote on a show of hands; and

(ii) on a poll, each proxy or attorney may only exercise votes in respect of those Securities for which the proxy or attorney has been validly appointed proxy or attorney as the case may be or, if the instrument does not specify the proportion or number of member's votes each proxy or attorney may exercise, each proxy or attorney may exercise half the member's votes. Any fractions of votes resulting from the application of this Rule are to be disregarded.

(e) A member is entitled to attend but not to vote the member's Securities at a Meeting if any calls which are due and payable in respect of those Securities held by the member in the Company have not been paid.

(f) (i) If a Security is jointly held and more than one joint holder tenders a vote in respect of the relevant Securities, only the vote of the member whose name appears first in the register of members counts.

(ii) Several executors or administrators of a deceased member in whose name any Security stands shall for the purpose of this Rule be deemed joint holders of such Security.

(g) Any person entitled under **Rule 9** to take a transfer of any Securities may vote at any Meeting in the same manner as if that person were the registered holder of such Securities provided that at least 48 hours before the time of the Meeting or adjourned Meeting as the case may be (or such shorter time as the directors decide) at which that person proposes to vote, that person shall satisfy the directors of the right to take a transfer of such Securities unless the directors have admitted the right to vote at such Meeting.

13.2 Decision on Questions at a Meeting

(a) Except where a resolution requires a special majority, a resolution is taken to be passed if a simple majority of the votes cast are in favour of the resolution.

(b) Subject to **Rule 13.2(c)**, every question submitted to a Meeting shall be decided in the first instance by a show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded:

(i) by the Chairman of the Meeting; or

(ii) in accordance with the Act.

(c) The Chairman of the Meeting may decide that a resolution may be determined by a poll without first submitting the resolution to the Meeting to be decided by a show of hands.

(d) At any Meeting (unless voting is conducted by way of a poll) a declaration by the Chairman following a vote on a show of hands that a resolution has either been passed or lost is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

13.3 Taking a Poll

(a) If a poll is demanded in accordance with this **Rule 13** it shall be taken in such manner and at such time and at such place as the Chairman of the Meeting directs and either at once or after an interval or adjournment or otherwise and the result of the poll whenever announced is the resolution of the Meeting at which the poll was demanded.

(b) If a poll is held after an adjournment, the Chairman of the Meeting may direct that the time allowed for the lodgement of proxies and powers of attorney be extended until such time as the Chairman directs for the purpose of allowing votes to be cast on the poll.

(c) Unless the Chairman otherwise determines, no poll may be demanded on the election of a Chairman of a Meeting or on any question of adjournment.

(d) The demand for a poll does not prevent the continuance of a Meeting for the transaction of any business other than the question on which a poll has been demanded.

(e) The demand for a poll may be withdrawn.

13.4 Casting Vote of Chairman

In the case of an equality of votes the Chairman of the Meeting may on a show of hands and on a poll have a casting vote in addition to the Chairman's deliberative vote (if any).

13.5 Validity of Votes

(a) No objection may be made to the validity of any vote except at a Meeting or adjourned Meeting or poll at which such vote is tendered and every vote not disallowed at any such Meeting or poll is valid for all purposes.

(b) The Chairman of the Meeting is the sole judge of the validity of every vote tendered and the Chairman's determination is final and conclusive.

13.6 Votes by Proxy

(a) A member entitled to attend and vote at a Meeting is entitled to appoint another person (whether a member or not) as a proxy to attend and vote in the member's stead at the Meeting and a proxy has the same right as the member to speak at the Meeting. If the member is entitled to cast 2 or more votes at the Meeting, the member may appoint 2 proxies.

(b) Where a member appoints 2 proxies, the appointment may specify the proportion or number of votes each proxy may exercise. If the appointment does not do so, each proxy may exercise half of the votes. Fractional votes will be disregarded.

(c) A vote given or act done in accordance with the terms of an instrument of proxy or power of attorney is valid notwithstanding the previous death of the principal or revocation of the proxy or power of attorney in respect to which the vote is given or act done provided no duly authenticated notification in writing of the death or revocation has been received at the Company's registered office before the vote is given or act done.

(d) A proxy may be revoked at any time by notice in writing to the Company.

13.7 Instrument Appointing a Proxy

(a) An instrument appointing a proxy is valid if it is in accordance with the Act or in any other form (including electronic) approved by the directors.

(b) The proxy form, together with the authority under which the instrument is signed (if any), must be received by the Company at such place, facsimile number or electronic address notified in the notice of Meeting at least 48 hours before the Meeting or adjourned Meeting as the case may be (or such shorter time as specified by the directors), at which the person named in such instrument proposes to vote.

(c) Subject to this Constitution, unless otherwise provided in the appointment of a proxy, attorney, or Representative, an appointment will be taken to confer authority to vote on any amendment moved to the proposed resolution and on any other motions (including procedural).

(d) A proxy may be a standing appointment.

(e) An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument.

(f) The proxy form may make provision for the Chairman of the Meeting to act as proxy in the absence of any other appointment or if the person or persons nominated fails or all fail to attend.

14 DIRECTORS

14.1 Number of Directors

(a) The number of directors shall be not less than the number required by the Act, nor more than the number from time to time resolved by the directors provided that such number shall not exceed fifteen (15).

(b) If at any time the number of directors falls below the number required by the Act, the continuing or surviving directors may act in cases of emergency or for the purpose of increasing the number of directors to that minimum number or calling a Meeting of the Company but for no other purpose.

(c) If at any time there is no director of the Company or no director capable of performing the functions of a director, the secretary or any member may convene a Meeting for the purpose of electing a Board of directors. Any director so elected will hold office until the next Annual General Meeting.

14.2 Directors' Share Qualification

There is no share qualification for any director.

14.3 Casual Vacancies of Directors

(a) Subject to **Rule 14.1(a)**, the directors may at any time appoint any person as a director either to fill a casual vacancy or as an additional director.

(b) Any director, other than the Chief Executive Officer (if a director), appointed under **Rule 14.3(a)**, holds office only until the conclusion of the next Annual General Meeting of the Company and is eligible for election at that Meeting.

14.4 Directors' Retirement by Rotation and Filling of Vacated Offices

(a) No director (except the Chief Executive Officer) may hold office beyond the third Annual General Meeting at which the director was elected or last re-elected.

(b) Where required to do so by the Act or the Listing Rules, the Company must hold an election of directors each year. In the event that the Company is required to hold an election of directors, if there is not otherwise a vacancy on the Board and no director is required to retire under **Rules 14.3(b)** or **14.4(a)**, then the director who, at the date of the notice calling the Meeting, has been longest in office since his or her last election or appointment must retire. As between directors who were last elected or appointed on the same day, the one to retire must (unless they can agree among themselves) be decided by lot.

(c) If there is more than one Chief Executive Officer, only one of them, nominated by the directors, is entitled not to be subject to retirement under **Rule 14.4(a)**.

(d) In the event that a director required to retire under **Rules 14.3(b)** or **14.4(a)** ceases for any reason to be a director between the date of the notice calling the Meeting and the date of the Meeting, no other director is required to retire at that Meeting.

(e) A retiring director holds office until the conclusion of the Meeting at which that director retires.

(f) No person except a director retiring by rotation, a director appointed by virtue of **Rule 14.3** or a person recommended by the directors for election is eligible for election to the office of director at any Meeting unless the person (being a member) or some member intending to nominate the person has, at least 45 business days before the Meeting, given to the Company a notice in writing duly signed by the nominee signifying the person's candidature.

(g) Any director may retire from office upon giving notice in writing to the Company of the director's intention to do so and such resignation takes effect upon the expiration of the notice or its earlier acceptance.

(h) No auditor, or partner, employee or employer of an auditor, shall be capable of being appointed a director.

14.5 Vacation of Office of Directors

In addition to the circumstances prescribed by the Act and this Constitution, the office of director becomes vacant if the director:

(a) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(b) is removed from office pursuant to this Constitution, resigns from office by notice in writing to the Company or refuses to act; or

(c) is absent from the Meetings of directors for a continuous period of 6 months without special leave of absence from the directors.

14.6 Alternate Directors

(a) Subject to the provisions of the Act, a director (in this **Rule 14.6** referred to as an 'appointor') may, with the approval of a majority of the other directors, appoint a person to be the director's alternate director on such terms and conditions and for such period as the director decides. An appointment must be in writing and given to the Company.

(b) An alternate director:

(i) may at any time be removed or suspended from office by the appointor in writing, notwithstanding that the period of the appointment of the alternate director has not expired;

(ii) may act as an alternate director to more than one director;

(iii) subject to this Constitution, is entitled to receive notice of Meetings of the directors and to attend and vote at them if the appointor is not present at such Meeting and, if the alternate director is also a director, any vote given is in addition to his or her own vote;

(iv) may exercise any of the powers of the appointor (subject to any conditions or restrictions imposed in that regard by the appointor) except the power to appoint an alternate director;

(v) subject to **Rule 14.6(c)**, automatically ceases to be an alternate director if the appointor ceases to be a director or if a majority of the other directors withdraw their approval of the alternate director;

(vi) is an officer of the Company and not the agent of the appointor, and is responsible to the Company for his or her own acts and defaults;

(vii) subject to **Rules 14.9(d)** and **14.9(e)**, is not entitled to receive any fees or remuneration from the Company; and

(viii) is not to be taken into account separately from the appointor in determining a quorum for the purposes of **Rule 15.2**, except where the alternate director is also a director in his or her own right.

(c) The appointment of the alternate director continues to operate notwithstanding the retirement and subsequent re-election of the appointor.

14.7 Chief Executive Officer

(a) The directors may from time to time appoint a person to be Chief Executive Officer (who may bear that title or any other title determined by the directors) of the Company for the period and on such terms as the directors decide, which may include that the person be appointed as a director of the Company. Subject to the terms of any agreement entered into in a particular case, the directors may at any time revoke the appointment, with or without cause.

(b) Unless the directors decide otherwise, the Chief Executive Officer immediately ceases to be a director if his or her employment ceases.

(c) Without limiting operation of **Rule 17.3**, the directors may, on the terms and conditions and with any restrictions as they determine, delegate to a Chief Executive Officer any of the powers exercisable by them and may at any time withdraw, suspend or vary any of those powers conferred on the Chief Executive Officer.

14.8 Executive Directors

(a) The directors may from time to time appoint an employee of the Company, other than the Chief Executive Officer, to be an executive director of the Company for the period and on such terms as the directors decide. Subject to the terms of any agreement entered into in a particular case, the directors may at any time revoke the appointment, with or without cause.

(b) Unless the directors decide otherwise, an executive director immediately ceases to be a director if his or her employment ceases.

14.9 Remuneration and Expenses

(a) Subject to **Rule 14.9(b)**, the non-executive directors shall be remunerated for their services as directors such aggregate amount or value of remuneration not exceeding the maximum amount or value as the Company in Meeting determines, to be divided among them in such proportion and manner as they agree or, in default of agreement, equally.

(b) Subject to the Act, the Listing Rules and other applicable laws, remuneration under **Rule 14.9(a)** may be provided in cash or in any other manner as the directors decide, provided the total amount or value of remuneration is not increased above the maximum for that director under **Rule 14.9(a)** by virtue of such remuneration being in other than a monetary form.

(c) Any remuneration paid under this Rule must not include a commission on or percentage of profits or operating revenue.

(d) The directors may, in addition to remuneration as provided in **Rule 14.9(a)**, be paid their reasonable travelling and other expenses incurred in connection with their attendance at Meetings of the directors and otherwise in the execution of their duties as directors.

(e) Any non-executive director who, being willing, is called upon to perform extra services or to make any special exertions or to undertake any executive or other work for the Company beyond his or her ordinary duties as a director may, in addition to remuneration as provided in **Rule 14.9(a)**, be remunerated in such manner and form as may be determined by the directors.

(f) The remuneration of each director for ordinary services accrues from day to day and is apportionable accordingly. A resolution of directors cancelling, suspending, reducing or postponing provision of such remuneration or any part of such remuneration binds all the directors for the time being.

14.10 Directors' Remuneration on Retirement or Death

(a) Upon a director ceasing or at any time after ceasing whether by retirement or otherwise to hold that office, the directors may pay to the former director, or in the case of death of the former director, to the former director's spouse (including a person who although not legally married to the former director lived with that former director on a genuine domestic basis akin to a relationship with the former director as husband or wife), legal personal representatives, or to the director's dependants or any of them a gratuity or pension or allowance or lump sum payment in respect of past services of such former director, including any superannuation, retiring allowance, superannuation gratuity or similar payment, of an amount not exceeding the amount permitted by the Act. The Company may contract with any director to secure payment of any such sum to that director, to the director's spouse (as provided in this Rule), legal personal representatives or to the director's dependants or any of them.

(b) A determination made by the directors in good faith that a person is or was at the time of the death of such former director a spouse (as provided in **Rule 14.10(a)**) or a dependant of such former director is conclusive for all purposes of **Rule 14.10(a)**.

15 MEETINGS OF DIRECTORS

15.1 Rule of Proceedings of Directors

The directors may meet together for the despatch of business and adjourn and otherwise regulate their Meetings as they see fit.

15.2 Quorum of Directors

A quorum of directors is four (4) directors, or such other number as determined by the directors from time to time, present at the commencement of the Meeting.

15.3 Convening and Notice of Meetings

(a) A director may at any time and the secretary upon the request of a director must convene a Meeting of the directors.

(b) Unless the directors otherwise unanimously agree and without limiting the operation of **Rule 15.5**, at least 48 hours notice shall be given of every directors' Meeting. Reasonable efforts must be made to give notice of a directors' Meeting to all directors. Notice may be given to each director in the manner determined by the directors from time to time. Non-receipt of any notice does not affect the validity of the convening of the Meeting or proceedings at, or any resolution passed at, such Meeting.

15.4 Meetings of Directors by Technology

(a) The contemporaneous linking together by telephone or other electronic means of a sufficient number of directors to constitute a quorum at the commencement of the meeting constitutes a Meeting of the directors.

(b) A Meeting by telephone or other electronic means is taken to be held at the place where the Chairman of the Meeting is, or such other place the Chairman of the Meeting decides, as long as at least one of the directors involved was at that place for the duration of the Meeting.

(c) A director taking part in a Meeting by telephone or other electronic means is taken to be present in person at the Meeting for all purposes.

15.5 Written Resolutions of Directors

(a) A resolution in writing is a valid resolution if it is signed or consented to by at least 75% of the directors required for a quorum at a Meeting of directors.

(b) The resolution may consist of several documents in the same form each signed by one or more directors. The resolution is passed when the last director required to constitute the majority required in **Rule 15.5(a)** returns a signed copy of the resolution to the Company.

15.6 Voting at Directors' Meeting

(a) Subject to this Constitution, questions and resolutions arising at any Meeting of the directors shall be decided by a majority of votes and each director has one vote.

(b) If there is an equality of votes on any question or resolution, the Chairman, if the Chairman is entitled to vote on the question or resolution, may exercise a casting vote in addition to any other vote the Chairman may have.

15.7 Powers of Meeting of Directors

A Meeting of the directors at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercised by the directors generally or by or under the Act or this Constitution.

15.8 Chairman and Deputy Chairman of Directors

The directors shall from time to time elect a Chairman of their Meetings. If no Chairman is elected or if at any Meeting the Chairman is not present within 15 minutes of the time appointed for holding the same the directors present may choose one of their number to be Chairman of such Meeting. The directors may from time to time appoint a Deputy Chairman who in the absence of the Chairman at a Meeting of the directors may exercise all the power and authorities of the Chairman.

15.9 Validation of Acts of Directors where Defect in Appointment

All acts done, including resolutions passed, at any Meeting of directors or of a committee of directors or by any person acting as a director are not invalidated by:

(a) a defect in the appointment of a person as a director or a member of a committee; or

(b) a person so appointed being disqualified or not being entitled to vote,

if that circumstance was not known by the directors, committee or person when that act was done.

16 DIRECTORS' CONTRACTS WITH THE COMPANY

(a) Subject to the Act, no director is disqualified from office due to the fact that such director holds any other office or place of profit:

(i) with the Company;

(ii) with any of the Company's subsidiary companies;

(iii) with any company in which the Company is or becomes a shareholder or is otherwise interested; or

(iv) arising from contracting or arranging with the Company or any other such company as referred to above,

either as vendor, purchaser or otherwise howsoever.

(b) No such contract as referred to in **Rule 16(a)** or any contract or arrangement entered into or to be entered into by or from or on behalf of the Company in which the director is or may be in any way interested is capable of being avoided by reason only of the director holding that office or of the fiduciary relationship between the director and the Company.

(c) A director contracting or being so interested as set out in this Rule is not liable to account to the Company for any profit arising from any such office or place of profit or realised by any such contract or arrangement by reason only of the director holding that office or of the fiduciary relationship between the director and the Company.

(d) A director who has an interest in a matter that relates to the affairs of the Company shall comply with any applicable provisions of the Act relating to disclosure of that interest or any rules relating to disclosure adopted by the directors from time to time.

17 POWERS OF DIRECTORS

17.1 General Powers of Directors

The directors are responsible for the management and control of the business of the Company and may exercise all such powers of the Company which are not required by this Constitution or by the Act to be exercised by the Company in Meeting.

17.2 Borrowing Powers of Directors

(a) Without limiting the generality of **Rule 17.1**, the directors have power to:

(i) raise or borrow or secure the payment or repayment of any sum of money;

(ii) charge, mortgage or otherwise encumber any or all of the undertaking, property and assets of the Company (both present and future) including its goodwill and uncalled capital for the time being; and

(iii) issue notes, bonds, debentures or any other Securities whatsoever or give any other security or guarantee for any debt, liability or obligation of the Company or any other person,

in such manner and on such terms and condition as the directors determine.

(b) Without limiting the generality of this Rule, it is expressly declared that the directors have power to make such loans to and to provide such guarantees and security for obligations undertaken by directors as permitted by the Act or by resolution of the Company in accordance with the Act but not otherwise.

(c) All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the directors determine.

17.3 Delegation of Directors' Powers

(a) The directors may from time to time delegate any of their powers to a committee of directors, one director, an employee or any other person on such terms as the directors decide. A delegate of the directors may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

(b) A committee or delegate must exercise the powers delegated in accordance with any directions of the directors.

(c) Any power delegated in accordance with this Rule may be revoked, withdrawn, altered or varied as the directors decide.

(d) Subject to the terms of appointment or reference of a committee, the provisions of this Constitution applying to Meetings and resolutions of directors apply, so far as they can and with the necessary changes, to meetings and resolutions of a committee.

(e) Nothing in this Rule limits the power of the directors to delegate.

18 SEALS

18.1 Common Seal

(a) Without limiting the ways in which the Company may execute documents, the Company may have one or more Seals.

(b) The directors shall provide for the safe custody of each Seal of the Company.

18.2 Use of Seal

(a) Any Seal may be used only by the authority of the directors.

(b) Every document to which the Seal is affixed shall be signed by a director and be countersigned by another director, a secretary or another person appointed by the directors to countersign that document or a class of documents in which that document is included.

19 DIVIDENDS

19.1 Dividend

(a) The directors may determine that a dividend (whether interim, final or otherwise) is payable and fix the:

(i) amount;

(ii) time for payment; and

(iii) method of payment.

(b) The directors may also determine to rescind the payment of the dividend at any time before the Company's Securities are quoted on ASX on an ex-dividend basis in relation to the dividend.

(c) The methods of payment may include the payment of cash, the issue of Securities or the transfer of assets.

(d) Interest is not payable on a dividend.

19.2 Entitlement to Dividends

(a) All dividends belong and shall be paid (subject to any lien of the Company) to those members whose names are on the register of members at the record date for the dividend, notwithstanding any subsequent transfer or transmission of Securities.

(b) Subject to the terms of issue of the Securities and the rights of persons (if any) entitled to Securities with special rights as to dividends, all dividends shall be declared and paid to members according to the amounts paid (not credited) on the Securities as a proportion of the total amount paid and payable (excluding amounts credited) on the Securities. However, no amount paid or credited as paid on a Security in advance of calls is treated for the purpose of this Rule as paid on the Security. All dividends shall be apportioned and paid proportionately to the amounts paid (not credited) on the Securities during any portion or portions of the period in respect of which the dividend is paid but if any Security is issued on terms providing that it ranks for dividend as from a particular date, that Security ranks for dividend accordingly.

(c) Notwithstanding **Rule 19.2(a)** but subject to **Rule 19.3**, the Directors may retain the dividends payable on Securities in respect of which there are any unpaid calls.

19.3 Payment of Dividends

(a) No dividend shall be paid otherwise than out of profits of the Company and a determination by the directors as to the amount of profits available for dividends shall be conclusive evidence of the amount so available.

(b) No dividend or other monies payable on or in respect of a Security shall bear interest against the Company unless provided for in the terms of issue of that Security.

(c) Any dividend, interest or other money payable in cash in respect of Securities may be paid in such manner as the directors determine.

(d) The directors may deduct from any dividend payable to any member all sums of money (if any) presently payable by such member to the Company on account of calls or otherwise in relation to the Securities of the Company.

19.4 Distribution of Dividend in Kind

The directors when resolving to pay a dividend may direct payment of such dividend wholly or partly by the distribution of specific assets and in particular of paid up Securities, debentures or debenture stock of the Company or any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution the directors may settle such dividend as they think expedient and fix the value for distribution of or part of, such specific assets and may determine that cash payments be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the directors.

19.5 Reinvestment of Dividends

The directors may from time to time grant to members or any class of members the right, upon such terms and conditions as the directors may determine, to elect to reinvest all or part of the dividends paid by the Company in respect of any holdings in Securities and for any such purposes the directors may implement and maintain on such terms and conditions as they may determine from time to time any scheme or plan for such reinvestment (including without limitation any share investment plan, dividend selection plan or dividend re-investment plan).

19.6 Capitalisation

(a) The directors may at any time resolve to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to members (including profits derived from an accretion in value disclosed upon the revaluation of assets) and not required for the payment or provision of the fixed dividend on any Securities entitled to fixed preferential dividends, and distribute such sum for the benefit of members registered on a date stipulated by the directors in proportion to the number of Securities held by them in any of the ways mentioned in paragraph (b) of this Rule.

(b) A sum under **Rule 19.6(a)** may be applied for the benefit of members in either or both of the following ways, or in any other way permitted by law:

(i) in paying up any amounts unpaid on Securities held by members; or

(ii) in paying up in full unissued Securities or debentures or debenture stock to be issued to members as fully paid.

(c) The directors shall make all appropriations and applications of the sums resolved to be capitalised and all allotments and issues of fully paid Securities, debentures or debenture stock (if any) and generally shall do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the members themselves, may:

(i) issue fractional certificates or make cash payments in cases where Securities or debentures become issuable in fractions; and

(ii) authorise any person to make, on behalf of all the members entitled to any further Securities, debentures or debenture stock upon the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any such further Securities, debentures or debenture stock or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing Securities by the application of their respective proportions of the sum to be capitalised,

and any agreement under authority referred to in sub-paragraph (ii) is effective and binding on all the members concerned.

20 UNCLAIMED DIVIDENDS

In accordance with applicable law, where an amount paid or payable under **Rule 19.3** is unclaimed, the directors may invest or otherwise deal with that amount for the benefit of the Company until claimed.

21 RESERVES

The directors may before declaring any dividend set aside out of the profits of the Company such sums as they think proper as reserves which shall at the discretion of the directors be applicable for any purpose to which the profits of the Company may be properly applied and pending any such application may at the like discretion either be employed in the business of the Company or be invested in such investments (other than shares in the Company) as the directors may from time to time think fit. The directors may also without placing the same to reserve carry forward any profits which they may think prudent not to divide.

22 INSPECTION OF RECORDS

22.1 General

Subject to the Act, the directors may determine whether and to what extent and at what times and places and under what conditions the accounting records and other documents and records of the Company are open to the inspection of the members not being directors and no member other than a director has any right of inspecting any account or book or document of the Company except as provided by law or authorised by the directors or by the Company in Meeting.

22.2 Access

Without in any manner derogating from the rights of a director or former director to access books of the Company, the Company may:

(a) give a former director access to certain papers, including documents provided to or available to the directors and other papers referred to in those documents;

(b) bind itself in any contract or deed with a director or former director agreeing to give the access; and

(c) procure that its subsidiaries provide similar access to papers as that set out in **Rule 22.2(a)**.

23 NOTICES

(a) Subject to these Rules a notice may be served by the Company upon any member either personally or by sending it by post, facsimile or electronic means addressed to such member at the address entered in the register of members or the address, facsimile number or electronic address (as the case may be) supplied by that

member for the giving of notices to them or in any other way allowed under the Act.

(b) It shall not be necessary to give notice of Meetings to any person entitled to a Security by transmission unless such person shall have been duly registered as a member of the Company.

(c) A notice may be given by the Company to the joint holders of a Security by giving the notice to the joint holder first named in the register of members in respect of the Security.

(d) Where a notice is sent by post, the notice is deemed to have been sent by properly addressing, prepaying and posting a letter containing the notice and is deemed to have been received on the day after the date of its posting. A certificate in writing signed by any manager, secretary or other officer of the Company that the letter containing the notice was so addressed, prepaid and posted shall be conclusive evidence of such fact. Notices and other documents for overseas Security holders shall be forwarded by air mail or facsimile or electronic transmission, or in any other way to seek to ensure it will be promptly received.

(e) Every person who by operation of law, transfer or other means whatsoever becomes entitled to any Security is bound by every notice in respect of such Security which prior to the person's name and address being entered on the register of members has been duly given to the person from whom the person derives title and to every previous holder of such Security.

(f) Every summons, notice, order or other document required to be served upon the Company or upon any officer of the Company may be served by leaving the same at the registered office.

(g) The signature to any notice to be given by the Company may be written, printed, stamped or signed by electronic means.

24 INDEMNITY AND INSURANCE

24.1 Persons to Whom Rules 24.2 and 24.3 Apply

For the purposes of **Rules 24.2** and **24.3**, an Officer includes:

(a) each person who is or has been a director, secretary or senior manager of the Company or a subsidiary of the Company;

(b) a person appointed as a trustee by, or acting as a trustee at the request of, the Company; and

(c) such other persons as the directors decide in each case.

24.2 Indemnity

(a) The Company must indemnify each Officer on a full indemnity basis and to the full extent permitted by law out of the assets of the Company against all costs, charges, losses, expenses, penalties and liabilities of any kind (**Liability**) incurred by the Officer in or arising out of:

(i) the conduct of the business of the Company; or

(ii) the discharge of the duties of the Officer.

(b) Subject to the Act, where the Board considers it appropriate, the Company may execute a documentary indemnity in any form in favour of any Officer.

(c) The indemnity in **Rule 24.2(a)** does not operate in respect of any Liability to the extent and for the amount that the Officer is otherwise indemnified by another person (including, but without limitation, a subsidiary or an insurer under any insurance policy).

24.3 Insurance

(a) The Company may, to the extent permitted by law:

(i) make payments by way of premium in respect of any contract effecting insurance on behalf or in respect of an Officer against any Liability incurred by the Officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the Officer; and

(ii) bind itself and amend any contract or deed with any Officer to make the payments.

25 WINDING UP

(a) If the Company is wound up whether voluntarily or otherwise, the liquidator may, with the sanction of a special resolution, divide amongst all or any of the members, the whole or any part of the assets of the Company and may for that purpose, set such value as the liquidator considers fair upon any property to be so divided and may determine how the division is to be carried out as between the members or different classes of members.

(b) The liquidator may, with the sanction of a special resolution, vest the whole or any part of any such assets of the Company in trustees upon such trusts for the benefit of the members or any of them as the liquidator thinks fit.

(c) No member shall be compelled to accept any shares or other Securities in respect of which there is any liability upon a division or vesting of assets under **Rules 25(a)** and **25(b)** respectively.

26 RESTRICTED SECURITIES

If, at any time, any of the share capital of the Company is classified by the ASX as Restricted Securities, then despite any other provision of this Constitution:

(a) the Restricted Securities must not be disposed of during the escrow period except as permitted by the Listing Rules or the ASX;

(b) the Company must refuse to acknowledge a disposal (including registering a transfer) of the Restricted Securities during the escrow period except as permitted by the Listing Rules or the ASX; and

(c) during a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

27 TRANSITIONAL PROVISIONS

This Constitution must be interpreted in such a way that:

(a) every director, managing director and secretary in office in that capacity immediately before this Constitution is adopted continues in office subject to, and is taken to have been appointed or elected under, this Constitution;

(b) any register maintained by the Company immediately before this Constitution is adopted is taken to be a register maintained under this Constitution;

(c) any Seal adopted by the Company immediately before this Constitution is adopted is taken to be a seal which the Company has under a relevant authority given by this Constitution;

(d) unless a contrary intention appears in this Constitution, all persons, things, agreements and circumstances appointed, approved or created by or under the Constitution of the Company in force before this Constitution is adopted, continue to have the same status, operation and effect after this Constitution is adopted; and

(e) except where expressly stated to the contrary, the adoption of this Constitution does not alter the rights attaching to any class of Securities which exist at the date this Constitution is adopted.

END